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MICHAEL H. BYOWITZ

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THEODORE GEWERTZ

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MARSHALL L. MILLER

PHILIP MINDLIN

ROBERT M. MORGENTHAU

DAVID M. MURPHY

DAVID S. NEILL

BERNARD W. NUSSBAUM

LAWRENCE B. PEDOWITZ

ERIC S. ROBINSON

PATRICIA A. ROBINSON*

ERIC M. ROTH

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DAVID A. SCHWARTZ

MICHAEL W. SCHWARTZ

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ELLIOTT V. STEIN

WARREN R. STERN

PATRICIA A. VLAHAKIS

ANTE VUCIC

AMY R. WOLF

* ADMITTED IN THE DISTRICT OF COLUMBIA

COUNSEL
DAVID M. ADLERSTEIN AMANDA K. ALLEXON LOUIS J. BARASH FRANCO CASTELLI DIANNA CHEN ANDREW J.H. CHEUNG PAMELA EHRENKRANZ UMUT ERGUN KATHRYN GETTLES-ATWA ADAM M. GOGOLAK	PAULA N. GORDON NANCY B. GREENBAUM MARK A. KOENIG LAUREN M. KOFKE J. AUSTIN LYONS ALICIA C. McCARTHY S. CHRISTOPHER SZCZERBAN JEFFREY A. WATIKER AUSTIN T. WITT
DIRECT DIAL: (212) 403-1117 DIRECT FAX: (212) 403-2117 E-MAIL: RCCHEN@WLRK.COM

January 18, 2017

Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Varex Imaging Corporation

Amendment No. 4 to Registration Statement on Form 10-12B

Filed January 12, 2017

File No. 001-37860

Dear Ms. Ravitz:

On behalf of our client, Varex Imaging Corporation (the “Company”), a Delaware corporation, we are providing the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated January 17, 2017, with respect to the Company’s Registration Statement on Form 10 (File No. 001-37860) (the “Registration Statement”).

Amanda Ravitz

January 18, 2017

This letter is being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter. For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in the information statement filed as Exhibit 99.1 (the “Information Statement”).

Exhibit 99.1

Acquisition of PerkinElmer’s Medical Imaging Business, page 10

1.	With respect to the acquisition of the PerkinElmer businesses and the related financing, please tell us your consideration of including audited financial statements of those businesses in the filing under Item 3-05 of Regulation S-X along with the related pro forma financial information under Item 11-01 of Regulation S-X.

Item 3-05 of Regulation S-X requires audited historical financial statements and S-X Article 11 pro forma financial information for a business combination that has occurred or is deemed to be probable of occurring to be provided in a registration statement only if the business acquired or to be acquired exceeds 50% significance. The Company’s significance calculations set forth below with respect to the acquisition of PerkinElmer’s medical imaging business were based on the estimated balance sheet and income statement of PerkinElmer’s medical imaging business as of and for the year ended January 3, 2016 as compared to the Company’s balances as of and for the year ended September 30, 2016, which represents the most recently completed fiscal year ends for both companies. The balances for PerkinElmer used in these calculations are management’s current best estimates, but have not been audited on a stand-alone basis and could be subject to change in the final audited historical financial statements of PerkinElmer’s medical imaging business. A summary of the Company’s analysis with respect to the significance tests is below.

Under the asset test, based upon an estimated $155 million in assets for PerkinElmer’s medical imaging business and $622 million of Company assets, the acquisition is 25% significant.

Under the income test, based on an estimated $29 million in income for the PerkinElmer business and $105 million for the Company, the acquisition is 28% significant.

Under the investment test, based on the acquisition consideration of $276 million and $622 million of Company assets, the acquisition is 44% significant.

Based upon these calculations, the highest percentage is from the investment test which is 44% significant; the other two percentages are each below 30%. Therefore, no historical financial statements of the PerkinElmer medical imaging business or S-X Article 11 pro forma financial information are required to be filed prior to closing of the acquisition. Following the closing of the acquisition, the Company will file the necessary audited and any interim period historical financial statements of the acquired business along with the S-X Article 11 pro forma financial information.

Amanda Ravitz

January 18, 2017

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1117 or by email at RCChen@wlrk.com.

Very truly yours,

/s/ Ronald C. Chen

Ronald C. Chen

cc:	John W. Kuo, Senior Vice President, General Counsel and Corporate Secretary, Varian Medical Systems, Inc.

Kimberley E. Honeysett, Vice President and Associate General Counsel, Chief Counsel, Corporate Services, Varian Medical Systems, Inc.

David C. Karp, Wachtell, Lipton, Rosen & Katz